UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In December 2015 and January 2016, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.7 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated December 22, 2015: Sanofi Pasteur’s Dengue Vaccine Approved in the Philippines

Exhibit 99.2	Press release dated December 23, 2015: Sanofi Submits New Drug Application for the Once-Daily Fixed-Ratio Combination of Insulin Glargine and Lixisenatide

Exhibit 99.3	Press release dated December 28, 2015: Dengvaxia® First Dengue Vaccine Approved in Brazil

Exhibit 99.4	Press release dated January 8, 2016: Sanofi and Regeneron Announce Sarilumab Biologics License Application Accepted for Review by US FDA

Exhibit 99.5	Press release dated January 11, 2016: Sanofi and Innate Pharma Collaborate on New Bispecific NK Cell Engagers in Immuno-Oncology

Exhibit 99.6	Press release dated January 11, 2016: Sanofi and Warp Drive Bio to Collaborate on the Development of Novel Oncology Therapies and Antibiotics Based on Proprietary Platforms

Exhibit 99.7	Press release dated January 14, 2016: Sanofi Pasteur Provides Key Support to the Human Vaccines Project

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2016		SANOFI

	By	/S/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Market

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated December 22, 2015: Sanofi Pasteur’s Dengue Vaccine Approved in the Philippines

Exhibit 99.2	Press release dated December 23, 2015: Sanofi Submits New Drug Application for the Once-Daily Fixed-Ratio Combination of Insulin Glargine and Lixisenatide

Exhibit 99.3	Press release dated December 28, 2015: Dengvaxia® First Dengue Vaccine Approved in Brazil

Exhibit 99.4	Press release dated January 8, 2016: Sanofi and Regeneron Announce Sarilumab Biologics License Application Accepted for Review by US FDA

Exhibit 99.5	Press release dated January 11, 2016: Sanofi and Innate Pharma Collaborate on New Bispecific NK Cell Engagers in Immuno-Oncology

Exhibit 99.6	Press release dated January 11, 2016: Sanofi and Warp Drive Bio to Collaborate on the Development of Novel Oncology Therapies and Antibiotics Based on Proprietary Platforms

Exhibit 99.7	Press release dated January 14, 2016: Sanofi Pasteur Provides Key Support to the Human Vaccines Project

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